UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Clene Inc.

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

G8959N130

(CUSIP Number)

December 30, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
  Rule 13d-1(b)
  Rule 13d-1(c)
☒  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Person 1
CUSIP No. G8959N130	13G	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSON 4Life Research, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) 
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Utah
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,996,895
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 3,996,895
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,996,895
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) 
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.71%
12.	TYPE OF REPORTING PERSON (see instructions) OO

Person 2
CUSIP No. G8959N130	13G	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS David Lisonbee
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) 
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,580,012 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 4,580,012 (1)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,580,012 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) 
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.69%
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1) The amount reported consists of:

(a) 3,996,895 shares of common stock held by 4Life Research, LLC (reported on page 2 of this Schedule 13G), of which David Lisonbee is the majority beneficial owner and chairman, and over which David Lisonbee may be deemed to have sole voting and dispositive power;

(a) 542,629 shares of Common stock held by Legato Investments, LLC, of which David Lisonbee is the majority beneficial owner and manager, and over which David Lisonbee may be deemed to have sole voting and dispositive power; and

(b) 40,488 shares of Common Stock held by David Lisonbee in his own name.

CUSIP No. G8959N130	13G	Page 4 of 7 Pages

Item 1.

(a)	Name of Issuer Clene Inc.

(b)	Address of Issuer's Principal Executive Offices 6550 South Millrock Drive, Suite G50, Salt Lake City, Utah

Item 2.

(a)	Name of Persons Filing 4Life Research, LLC David Lisonbee

(b)	Address of the Principal Office or, if none, residence 9850 South 300 West Sandy, UT 84070

(c)	Citizenship United States

(d)	Title of Class of Securities Common Stock

(e)	CUSIP Number G8959N130

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

(a)		Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)		Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)		Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)		Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)		An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)		An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)		A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)		A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)		A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)		Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. G8959N130	13G	Page 5 of 7 Pages

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 4,580,012 (1) (2)

(b)	Percent of class: 7.69%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 4,580,012 (1) (2)

	(ii)	Shared power to vote or to direct the vote 0

	(iii)	Sole power to dispose or to direct the disposition of 4,580,012 (1) (2)

	(iv)	Shared power to dispose or to direct the disposition of 0

(1)  The amount reported consists of:

(b) 3,996,895 shares of common stock held by 4Life Research, LLC (reported on page 2 of this Schedule 13G), of which David Lisonbee is the majority beneficial owner and chairman, and over which David Lisonbee may be deemed to have sole voting and dispositive power;

(c) 542,629 shares of Common stock held by Legato Investments, LLC, of which David Lisonbee is the majority beneficial owner and manager, and over which David Lisonbee may be deemed to have sole voting and dispositive power; and

(d) 40,488 shares of Common Stock held by David Lisonbee in his own name.

(2)  The shares owned by the reporting Persons include an aggregate of approximately 227,751 shares held in escrow to satisfy indemnification obligations, if any, arising under the terms of the Merger Agreement dated as of September 1, 2020, by and among the issuer, Fortis Advisors LLC, a Delaware limited liability company as the representative of the shareholders, Tottenham Acquisition I Ltd, a British Virgin Islands company (the "Parent"), Chelsea Worldwide Inc., a Delaware corporation and wholly-owned subsidiary of the Parent (the "Purchaser"), and Creative Worldwide Inc., a Delaware corporation and wholly-owned subsidiary of the Purchaser.  During the six-month escrow period, the reporting persons have the power to vote the shares held in escrow but do not have the ability to dispose of such shares.  If any indemnification claims are satisfied by withholding part of or all of the escrow shares from their owners at the end of the escrow period, those escrow shares will be forfeited and cancelled by the issuer.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following    .

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

CUSIP No. G8959N130	13G	Page 6 of 7 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

See EXHIBIT A

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

CUSIP No. G8959N130	13G	Page 7 of 7 Pages

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 11,2021

4LIFE RESEARCH, LLC

/s/ David Lisonbee Signature

David Lisonbee, Manager and Chairman Name/Title

/s/ David Lisonbee Signature

David Lisonbee, an individual Name/Title

EXHIBIT A

This Schedule 13G is being filed by 4Life Research, LLC on behalf of itself and on behalf of David Lisonbee pursuant to Rules 13d-1(d) and Rule 13d-1(k)(1).  The identities of each of the reporting persons who are members of the group are:

4Life Research, LLC

David Lisonbee

EXHIBIT B

AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is attached shall be filed by 4Life Research, LLC on its own behalf and on behalf of David Lisonbee.

Date: February 11, 2021

4LIFE RESEARCH, LLC

By:	/s/ David Lisonbee
David Lisonbee, Manager and Chairman

By:	/s/ David Lisonbee
David Lisonbee, an individual